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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-51808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clinton Avenue Suite 707
(No. and Street)

Huntsville	AL	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Smithl (256) - 539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley & Adams, PC
(Name – *if individual, state last, first, middle name*)

237 Johnston Street	Decatur	AL	35601
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 29 2019
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Gregory L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & Associates, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires 6/23/2020

SHARON H. CLOWDUS NOTARY PUBLIC STATE AT LARGE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.L.S. & ASSOCIATES, INC.

ANNUAL REPORT
FORM X-17A-5
December 31, 2018

G.L.S. & ASSOCIATES, INC.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street, SE
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
of G.L.S. & Associates, Inc.
Huntsville, Alabama

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.L.S. & Associates, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

In our reported dated March 28, 2019, we disclaimed an opinion on the December 31, 2018 financial statements. The basis for the disclaimer of opinion resulted from a significant uncertainty resulting from unresolved terms of an agreement to transfer the company's assets. As described in Note X to the financial statements a final resolution between the parties has now been finalized and the Company has restated its December 31, 2018 financial statements. Accordingly, our present opinion on the December 31, 2018 financial statements, as presented herein, is different from that expressed in our previous report.

Basis for Opinion

These financial statements are the responsibility of G.L.S. & Associates, Inc.'s management. Our responsibility is to express an opinion on G.L.S. & Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to G.L.S. & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II), and the Information for Possession or Control Requirements Under Rule 15c3-3 (Schedule III) has been subjected to audit procedures performed in conjunction with the audit of G.L.S. & Associates, Inc.'s financial statements. The supplemental information is the responsibility of G.L.S. & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1999.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
May 28, 2019

G.L.S. Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Current Assets	
Cash	$ 41,695
Accounts receivable	120,496
Note Receivable	32,727
Total Current Assets	194,918
Fixed Assets	
Furniture and Equipment, net of depreciation	2,447
Other Assets	
Note Receivable	207,273
TOTAL ASSETS	$ 404,638

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable & accrued liabilities	$ 73,303
Accounts payable credit due clients	18
Income taxes payable	18,175
Deferred revenue	13
Treasury Stock Liability	2,200
Total Current Liabilities	93,709
Other Liabilities	
Deferred tax liability	63,904
Total Liabilities	157,613
Stockholders' Equity	
Common Stock	1,000
Treasury Stock, at cost	(108,602)
Retained Earnings	354,627
Total Stockholders' Equity	247,025
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 404,638

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF INCOME
For the year ended December 31, 2018

Income	
Commissions income	$ 14,935
Investment Advisory Fee income	776,273
Trails income	661,625
TOTAL INCOME	1,452,833
Operating Expenses	
Office expenses	31,730
Salaries and bonuses	912,413
Advertising	41,371
Accounting/Legal Expense	29,600
Consulting Fees	8,000
Depreciation	2,946
Employee Benefits	110,905
Insurance	26,532
Fees and subscriptions	25,967
Meals	16,817
Licenses and taxes	2,260
Rent	89,296
Payroll taxes	49,047
Telephone	17,329
Sales training	2,605
Travel and transportation	6,156
Miscellaneous	3,901
TOTAL OPERATING EXPENSES	1,376,875
INCOME (LOSS) FROM OPERATIONS	75,958
Other Income (Expenses)	
Other Income	2
Other gains and losses	240,000
TOTAL OTHER INCOME	240,002
INCOME (LOSS) BEFORE INCOME TAXES	315,960
BENEFIT (PROVISION) FOR INCOME TAXES	(87,635)
NET INCOME (LOSS)	$ 228,325

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2018

Stockholders' Equity, Beginning of Period	$	92,900
Treasury Stock Sold (Purchased)		(74,200)
Net Income (Loss)		228,325
Stockholders' Equity, End of Period	$	247,025

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2018

Balance, Beginning of Period	$	-
Increases (Decreases)	$	-
Balance, End of Period	$	-

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	228,325
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,946
(Increase) decrease in accounts receivable		(1,305)
(Increase) decrease in deferred tax asset		3,460
Increase (decrease) in accounts payable		11,293
Increase (decrease) in deferred revenue		13
Total adjustments		16,407
Net cash provided (used) by operating activities		244,732
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) decrease in Note Receivable		(240,000)
Increase (decrease) in deferred tax liability		66,000
Cash payments for the purchase of treasury stock		(72,000)
Cash proceeds from sale of temporary investments		
Net cash provided (used) by investing activities		(246,000)
Net increase (decrease) in cash and cash equivalents		(1,268)
Cash and cash equivalents at beginning of year		42,963
Cash and cash equivalents at end of year	$	41,695

The accompanying notes are an integral part of the financial statements.

G.L.S. & Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

Note 1 **ORGANIZATION AND NATURE OF BUSINESS**

The Company is a broker-dealer firm and an investment advisory firm. The broker dealer is a member of FINRA and SIPC. The investment advisor firm is registered with the SEC. The Company is an Alabama Corporation.

Note 2 **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company receives commissions from the purchase of certain investment products by its customers which is earned and recorded as revenue upon completion of the related transactions. This commission is credited toward the customers' advisory fee. The firm also received investment advisory fees, on an annual, quarterly, or monthly basis, for continuing management of the assets that is recorded as revenue over the period for which the services are provided. Amounts paid in advance are deferred until earned. This fee is paid directly by the customer, paid from the 12b-1 fee of the investment vehicle, or some combination of both.
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are recognized when received as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The Company's financial instruments are cash, accounts receivable, trading securities and accounts payable. The recorded values of these accounts approximate their fair values.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

Note 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31, 2018:

Mutual Fund Commissions	$ 639
Investment Advisory Fees	48,598
Trails Commissions--Mutual Funds	25,886
Trails Commissions--Variable Annuities	45,373
Total Accounts Receivable	$ 120,496

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2018:

Furnishings and Equipment	$ 81,957
Less: Accumulated Depreciation	(79,510)
Total Property & Equipment	$ 2,447

NOTE 5 SECURITIES OWNED BY COMPANY

The company invests excess funds in short-term investments classified as trading securities. At December 31, 2018:

Trading Securities at cost	$ 0
Unrealized gains	0
Unrealized losses	-
Trading Securities at fair value	$ 0

NOTE 6 STOCKHOLDERS' EQUITY

The company has authorized 100,000 shares of $.01 par value common stock. At December 31, 2018, 95,550 shares were outstanding; treasury stock of 4,550 shares have been recorded at cost.

NOTE 7 RETIREMENT PLAN

The Company sponsors a retirement plan for the employees. Participants are allowed to defer up to $18,500 (employees over age 50 may defer an additional $6,000), and the company matches up to four percent of eligible compensation. Additionally, the Company elected to make an additional discretionary contribution amount of $35,729. The company contributed $24,390 for the year ended December 31, 2018.

NOTE 8 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The Company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At December 31, 2018, the company had $0 of uninsured deposits.

NOTE 9 INCOME TAXES

The Company uses an accelerated depreciation method for tax purposes. The deferred tax asset and/or liability is the result of temporary (timing) differences in the recognition of depreciation, charitable contribution and net operating loss deductions between income tax rules and when those deductions are used for financial reporting. Any net operating losses are available to be carried forward for a maximum of twenty years.

NOTE 9 INCOME TAXES (CONTINUED)

The current and deferred (if material) portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ACS 740 are as follows at December 31, 2018:

Beginning Deferred Tax Asset (Liability)	$ (5,556)
Current	
Federal	(17,685)
State	(490)
Total Current Income Tax Benefit (Provision)	(18,175)
Federal	(48,357)
State	(15,547)
Total Deferred Income Tax Asset (Liability)	(63,904)
Benefit (Provision) for Income Taxes	$ 87,635

The Company's effective income tax rate is composed of a federal rate of 21% and a state rate of 6.5% for a total of 27.5%.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company's federal income tax returns for prior years are subject to examination by the Internal Revenue Service, generally for three years after they are filed.

NOTE 10 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease will expire April 30, 2019. The base (minimum) monthly lease payments from January 1, 2018 through April 30, 2018 are $6,971. For the period beginning May 1, 2018 through April 30, 2019, the minimum payments will be $7,145. Rent expense for the year ended December 31, 2018 was $89,296.

Future minimum rental payments are as follows:

2019	$ 28,580

Additional amounts are also due under the terms of the lease for excess building operating costs.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $244,578 which was $238,331 in excess of its required net capital of $6,247.

NOTE 12 CONTINGENCIES

The firm is engaged in a regularly scheduled audit by the Securities and Exchange Commission. The audit began November 26, 2018, the firm has responded to the Deficiency Letters sent to the company on March 18, 2019 and the audit has been closed.

NOTE 13 SUBSEQUENT EVENTS

Sale of Client Accounts and Goodwill
On December 31, 2018 the Company has entered into an agreement to sell all of its clients accounts and related goodwill, in exchange for promissory note in the amount of $240,000 that is payable in twenty-two quarterly installments beginning April 15, 2019. The payments will include interest at a rate of 5 percent. In a related agreement, Gregory L. Smith, the principal shareholder, also entered into various agreements with the buyer, including personal goodwill, restrictive covenants and consulting services. After appropriate regulatory notifications, the firm may discontinue its operations as a broker dealer.

The Company has evaluated subsequent events through May 28, 2019, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

G.L.S. Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2018

Schedule I

Total stockholders' equity from Statement of Financial Condition	$ 247,025
Add liabilities subordinated to claims of general creditors	-
Total stockholders' equity qualified for Net Capital	247,025
Deductions and/or changes:	
Nonallowable assets from Statement of Financial Condition	
Property and equipment, net	2,447
Total nonallowable assets from Statement of Financial Condition	2,447
Net Capital, before haircuts on securities positions	244,578
Haircut on securities: other securities	-
Net Capital (Deficit)	244,578
Capital Requirement	6,247
Excess (Deficit) Net Capital	$ 238,331

G.L.S. Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2018

Schedule I, continued

Total liabilities from Statement of Financial Condition	$ 157,613
Less: Non-Aggregate Indebtedness	
Deferred tax liability	(63,904)
Total Aggregate Indebtedness	$ 93,709
Percentage of Aggregate Indebtedness to Net Capital	**38.31%**

G.L.S. Associates, Inc.
RECONCILIATION OF NET CAPITAL
December 31, 2018

Schedule I, continued

Description	As Originally Reported	As Audited	Difference	Explanation
Statement of Financial Condition				
Deferred Tax Asset	$ 5,556	$ -	$ (5,556)	Change in deferred tax asset
Treasury Stock Liability	$ -	$ 2,200	$ 2,200	Change in treasury stock liability
Retained Earnings	$ 179,213	$ 354,627	$ 175,414	Change in net income
Note Receivable - current asset	$ -	$ 32,727	$ 32,727	Change in current note receivable
Note Receivable - other asset	$ -	$ 207,273	$ 207,273	Change in other note receivable
Deferred Tax Liability	$ -	$ 63,904	$ 63,904	Change in deferred tax liability
Statement of Income				
Provision for income tax	$ 22,400	$ 87,635	$ 65,235	Increase in accrual of income tax
Other gains and losses	$ -	$ 240,000	$ 240,000	Increase in gain
Computation of Net Capital				
Total ownership equity	$ 73,811	$ 247,025	$ 173,214	Change in ownership equity

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital increased by $178,770

G.L.S. Associates, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2018

Schedule II

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

G.L.S. Associates, Inc.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
December 31, 2018

Schedule III

The firm of G.L.S. & Associates, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street, SE
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
of G.L.S. & Associates, Inc.
Huntsville, Alabama

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) G.L.S. & Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which G.L.S. & Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(1) - the firm conducts limited business (mutual funds and/or variable annuities only), and (2) G.L.S. & Associates, Inc. stated that G.L.S. & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. G.L.S. & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.L.S. & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such and opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
March 28, 2019

G.L.Smith
&ASSOCIATES
Wealth Management

February 5, 2019

G. L. S. & Associates, Inc.'s Exemption Report

G. L. S. & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The broker or dealer met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (1): the firm conducts limited business (mutual funds and/or variable annuities only).

G.L.S. & Associates, Inc.
Name of Company

I, Gregory L. Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: President

200 Clinton Avenue, Suite 707, Huntsville, AL 35801
256-539-4805 • 1-800-529-4805

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street, SE
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

Board of Directors and Shareholders
of G.L.S. & Associates, Inc.
Huntsville, Alabama

We have performed the procedures included in Rule 17a5(e)(4) under the Securities Exchange Act of 1934 and in the SIPC Series 600 Rules, which are enumerated below, which were agreed to by G.L.S. & Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating G.L.S. & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. G.L.S. & Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018 with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively G.L.S. & Associates, Inc.'s compliance with the applicable instructions on the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of G.L.S. & Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.
Decatur, Alabama
March 28, 2019